January 10, 2006


Mail Stop 4561

Thomas J. Mazzarisi
Chairman and Chief Executive Officer
JAG Media Holdings, Inc.
6865 SW 18th Street, Suite B13
Boca Raton, FL  33433

Re:	JAG Media Holdings, Inc.
      Post-Effective Amendment No. 2 to Form SB-2
      Filed December 30, 2005
      File No. 333-118029

Dear Mr. Mazzarisi:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

2. We note the Form 8-K filed on December 30, 2005, in connection with the proposed merger by and among JAG Media Holdings, Inc., Cryptometrics Acquisition, Inc., Cryptometrics, Inc., Robert Barra and Michael A. Vitale. Please expand your disclosure in the Business section on page 1 and the Risk Factors section to reflect the proposed merger.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Jennifer Gowetski at (202) 551-3401, or me at
(202) 551-3852 with any questions.
	Sincerely,



	Michael McTiernan
	Special Counsel

cc:	W. Preston Tollinger, Jr. (via facsimile)
	Morgan, Lewis & Bockius LLP
??

??

??

??

Thomas J. Mazzarisi
JAG Media Holdings, Inc.
January 10, 2006
Page 2